# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USCB FINANCIAL HOLDINGS, INC., CIK 0001901637
CUSIP: 90355N101
Title of class of securities: Class A Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 2301 NW 87TH AVENUE, 2301 NW 87TH AVENUE, DORAL, Florida (FL), 33172
Date of event which requires filing of this statement: 07/15/2026
Amends the filing with accession number 0001104659-22-001814
Filed by CIK 0001583223
Persons authorized to receive notices and communications: W. Kirk Wycoff, Four Radnor Corporate Center, Suite 210, Radnor, Pennsylvania (PA), 19087, 215-399-4650; Philip Ross Bevan, Esq., 3299 K Street, N.W., Suite 100, Washington, District Of Columbia (DC), 20007, 202-295-4500; Kenneth B. Tabach, Esq., 3299 K Street, N.W., Suite 100, Washington, District Of Columbia (DC), 20007, 202-295-4500

## Reporting persons
- Patriot Financial Partners II, L.P. (CIK 0001583223): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 274,400; sole dispositive power 0; shared dispositive power 274,400; aggregate amount beneficially owned 274,400 (1.5% of the class)
- Patriot Financial Partners Parallel II, L.P. (CIK 0001586224): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 31,886; sole dispositive power 0; shared dispositive power 31,886; aggregate amount beneficially owned 31,886 (0.2% of the class)
- Patriot Financial Partners GP II, L.P. (CIK 0002061817): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 306,286; sole dispositive power 0; shared dispositive power 306,286; aggregate amount beneficially owned 306,286 (1.7% of the class)
- WYCOFF W KIRK (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,000; shared voting power 313,786; sole dispositive power 4,000; shared dispositive power 313,786; aggregate amount beneficially owned 317,786 (1.7% of the class)
- LUBERT IRA M (CIK 0001203115): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 313,786; sole dispositive power 0; shared dispositive power 313,786; aggregate amount beneficially owned 313,786 (1.7% of the class)
- LYNCH JAMES J (CIK 0001222379): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 313,786; sole dispositive power 0; shared dispositive power 313,786; aggregate amount beneficially owned 313,786 (1.7% of the class)
- Patriot Financial Partners GP II, LLC (CIK 0002061814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 306,286; sole dispositive power 0; shared dispositive power 306,286; aggregate amount beneficially owned 306,286 (1.7% of the class)
- Deutsch James F. (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 313,786; sole dispositive power 0; shared dispositive power 313,786; aggregate amount beneficially owned 313,786 (1.7% of the class)
- Patriot Financial Manager, L.P. (CIK 0002079600): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 313,786; sole dispositive power 0; shared dispositive power 313,786; aggregate amount beneficially owned 313,786 (1.7% of the class)
- Patriot Financial Manager, LLC (CIK 0002079601): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 313,786; sole dispositive power 0; shared dispositive power 313,786; aggregate amount beneficially owned 313,786 (1.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $1.00 Per Share
Name of issuer: USCB FINANCIAL HOLDINGS, INC.
Address of issuer's principal executive offices: 2301 NW 87TH AVENUE, 2301 NW 87TH AVENUE, DORAL, Florida (FL), 33172
Comment:
INTRODUCTION

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed to amend and supplement the statement on Schedule 13D relating to Class A Voting Common Stock, par value $1.00 per share (the "Class A Common Stock"), of USCB Financial Holdings, Inc. (the "Issuer" or the "Company") as filed with the Securities and Exchange Commission (the "SEC") on January 6, 2022 (the "Schedule 13D"), Amendment No. 1 as filed with the SEC on September 4, 2025 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 17, 2025 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on December 12, 2025 ("Amendment No. 3"). All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
(a) - (c) This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the "Patriot Financial Group II." The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.
This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the "Patriot Financial Group II."

The following are members of the Patriot Financial Group II:

Patriot Financial Partners II, L.P., a Delaware limited partnership (the "Patriot Fund II");
Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the "Patriot Parallel Fund II" and together with the Patriot Fund II, the "Patriot Funds");
Patriot Financial Partners GP II, L.P., a Delaware limited partnership and general partner of the Funds ("Patriot GP II");
Patriot Financial Partners GP II, LLC, a Delaware limited liability company and general partner of Patriot GP II ("Patriot II LLC");
Patriot Financial Manager, L.P., a Delaware limited partnership ("Manager LP");
Patriot Financial Manager, LLC, a Delaware limited liability company and general partner of Manager, LP ("Manager LLC" and together with Manager LP, the "Managers");
W. Kirk Wycoff, Ira M. Lubert and James J. Lynch, each of whom serve as general partners of the Funds and Patriot GP II and are members of Patriot II LLC and Manager LLC; and
James F. Deutsch, who is a member of the Patriot Funds' Investment Committee.

The Patriot Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP II is to serve as the general partner of and to manage the Patriot Funds. The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot GP II. Manager LP serves as investment manager to the Funds. The principal employment of Messrs. Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Patriot Funds, Patriot GP II, Patriot II LLC, and the Managers.
Residence or business address: The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Four Radnor Corporate Center, Suite 210,100 Matsonford Road, Radnor, PA 19087.
Criminal convictions in the last five years: During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Patriot Financial Group II beneficially owns in the aggregate 317,786 shares of Class A Common Stock or 1.7% of the outstanding shares.

Patriot Fund II beneficially owns 274,400 shares of Class A Common Stock or 1.5% of the outstanding shares, with the shared power to vote and dispose the 274,400 shares and no sole power to vote and dispose the shares. Patriot Parallel Fund II beneficially owns 31,886 shares of Class A Common Stock or 0.2% of the outstanding shares, with the shared power to vote and dispose the 31,886 shares and no sole power to vote and dispose the shares. Manager LP holds directly 7,500 shares of Class A Common Stock. Each of the Managers, and Messrs. Lubert, Lynch and Deutsch beneficially owns 313,786 shares of Class A Common Stock or 1.7% of the outstanding shares, with the shared power to vote and dispose the 313,786 shares Each of Patriot GPII and Patriot II LLC beneficially owns 306,286 shares of Class A Common Stock or 1.7% of the outstanding shares with the shared power to vote and dispose of the 306,286 shares and no sole power to vote and dispose the shares. W. Kirk Wycoff beneficially owns 317,786 shares of Class A Common Stock or 1.7% of the outstanding shares, with the shared power to vote and dispose 313,786 shares and the sole power to vote and dispose of 4,000 shares. Each of the Managers and Messrs. Wycoff, Lubert, Lynch and Deutsch disclaims beneficial ownership of the shares owned by the Patriot Funds, except to the extent of its or their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On July 15, 2026, Patriot Financial Partners II, LP and Patriot Financial Partners Parallel II, LP agreed to sell to Inversiones Atlantida, SA (the "Purchaser") 1,500,000 shares of Class A Common Stock for $18.50 per share for an aggregate purchase price of $27,750,000. On June 25, 2026, Mr. Wycoff exercised stock options to purchase 4,000 shares of Class A Common Stock at an exercise price of $11.35 per share.
Other persons with the right to receive dividends or sale proceeds: Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The calculations for percentage of outstanding shares are based on 18,263,900 shares of Class A Common Stock outstanding as of April 30, 2026 according to the Company's Quarterly Report on Form 10Q for the three months ended March 31, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Purchase Agreement dated July 15, 2026 between Patriot Financial Partners II LP, Patriot Financial Partners Parallel II, LP and Inversiones Atlantida, SA.

## Signatures
- Patriot Financial Partners II, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GP II,LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (07/15/2026)
- Patriot Financial Partners Parallel II, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (07/15/2026)
- Patriot Financial Partners GP II, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GPII, LLC, the general partner of Patriot Financial Partners GP II,L.P (07/15/2026)
- WYCOFF W KIRK: /s/ W. Kirk Wycoff, W. Kirk Wycoff (07/15/2026)
- LUBERT IRA M: /s/ James J. Murphy by P.O.A. for Ira M. Lubert, Ira M. Lubert (07/15/2026)
- LYNCH JAMES J: /s/ James J. Lynch, James J. Lynch (07/15/2026)
- Patriot Financial Partners GP II, LLC: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GPII, LLC, the general partner of Patriot Financial Partners GP II, L.P. (07/15/2026)
- Deutsch James F.: /s/ James F. Deutsch, James F. Deutsch (07/15/2026)
- Patriot Financial Manager, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Manager LLC, the general partner of Patriot Financial Manager, L.P. (07/15/2026)
- Patriot Financial Manager, LLC: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member (07/15/2026)